SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month December 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

December 1, 2011

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s subsidiary Banco de Crédito del Perú has reached an agreement with the shareholders of Correval S.A. Sociedad Comisionista de Bolsa to acquire a 51% stake in the company. Correval is a brokerage company that operates in Colombia.

The settlement of the transaction is subject to the approval from the authorities in Colombia and Peru, among other conditions precedent.

Sincerely,

/s/ Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2011

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative